FOR IMMEDIATE RELEASE	WEDNESDAY, APRIL 4, 2007

Shell Canada Announces Changes to its Board Structure

Calgary, Alberta - On April 2, 2007, Royal Dutch Shell plc (RDS) announced that its wholly-owned subsidiary, Shell Investments Limited (SIL), had taken up an aggregate of 172,696,415 common shares of Shell Canada Limited tendered to its offer mailed to shareholders on February 8 and extended on March 16. SIL and its affiliates now beneficially own 816,005,273 common shares, or approximately 98.8% of the outstanding common shares, of Shell Canada and will seek the remaining common shares through its right of compulsory acquisition.

In accordance with the terms of the Support Agreement with Shell Canada dated January 23, 2007, SIL has now exercised its right to designate the members of the Shell Canada board and its committees. The number of directors has been reduced from twelve to eight, with the resignations of Louise Fréchette, O.C., David Galloway, Ida Goodreau and Raymond Royer, O.C. The Board of Directors will continue with five independent directors - Derek Burney, O.C. (Lead Director), Kerry Hawkins, David Kerr, Ronald Osborne and Nancy Southern - and Clive Mather (President and CEO) and two directors who are officers of RDS or an affiliate thereof - Marvin Odum and Rob Routs (Chairman of the Meetings of the Board).

The number of board committees has also been reduced. The Nominating and Governance Committee, the Management Resources and Compensation Committee, the Pension Subcommittee, the Reserves Committee and the Health, Safety, Environment & Social Responsibility Committee have been disbanded and the duties and responsibilities of these committees have reverted to the Board of Directors. The Audit Committee and the Special Committee (formed to consider and evaluate the RDS proposal and subsequent offer) will continue with their delegated responsibilities.

“I would like to thank Ida Goodreau, Louise Fréchette, David Galloway and Raymond Royer for their valuable contribution to the Board,” said Clive Mather, President and CEO, of Shell Canada. “Ida and Raymond have served on the Board for many years and have helped guide the company to growth and profitability. Louise and David only joined the Board last year, but have already brought a wealth of experience. Each has served the shareholders of Shell Canada well and will be very much missed.”

Investor Inquiries: Ken Lawrence Manager, Investor Relations (403) 691-2175	Media Inquiries: Janet Rowley General Manager, Public Affairs (403) 691-3899